UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

5 rue Guillaume Kroll L-1882, Luxembourg Tel: + 352 48 18 28 1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

ENTRY INTO STOCK PURCHASE AGREEMENT. ACQUISITION OF CLARICE TECHNOLOGIES.

On May 14, 2015, Globant S.A. (the “Company”) entered into a definitive stock purchase agreement (the “Stock Purchase Agreement”) to acquire Clarice Technologies PVT LTD. (“Clarice”), an innovative software product development services company that offers product engineering and user experience (UX) services.

Pursuant to the Stock Purchase Agreement, shares representing 76.13% of Clarice’s stock capital were transferred to the Company, while shares representing the remaining 23.87% will be transferred to the Company in three annual installments.

In consideration for the transaction, the Company agreed to pay: (i) $9.3 million in cash that was paid concurrently with the execution of the Stock Purchase Agreement; and (ii) earn-out payments of $11.6 million in the aggregate, contingent upon Clarice’s achievement of specified revenue, profit and recruiting milestones for the three years ending on May 31, 2016, May 31, 2017 and May 31, 2018. Additionally, pursuant to the terms of the transaction, the sellers of Clarice’s shares agreed to use a portion of the purchase price to subscribe shares of the Company, in the aggregate amount of $2.7 million in three yearly tranches, at a subscription price per share resulting from the volume weighted average trading price of the Company’s stock during the 60-day period prior to each of the relevant annual payment dates, as quoted in the New York Stock Exchange (NYSE).

On May 14 2015, the Company issued a press release announcing the execution of the Stock Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Disclosure Regarding Forward Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors included in the registrant’s other filings and submissions with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this report whether as a result of new information, future events or otherwise.

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated May 14, 2015, entitled “Globant Acquires Clarice Technologies, a unique innovative software product development company”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: May 14, 2015